Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

Pursuant to 17 C.F.R. § 200.83

October 11, 2013

Confidential Treatment Requested By Veracyte, Inc.

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds, Assistant Director

Ruairi Regan, Staff Attorney

Pamela Howell, Special Counsel

Raj Ranjan, Senior Staff Accountant

Suying Li, Staff Accountant

Re:                             Veracyte, Inc.

Registration Statement on Form S-1

Commission File No. 333-191282

Ladies and Gentlemen:

Ladies and Gentlemen:

Veracyte, Inc. (the “Registrant”) is hereby providing the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with redacted portions of the “Capitalization” and “Dilution” sections of its Registration Statement on Form S-1 which reflect preliminary pricing information in order to assist the Staff in finalizing its review of the above-referenced Registration Statement.  The aforementioned pages are attached hereto as Annex A.  Please note that the information in Annex A reflects the 1-for-4 reverse split of the Registrant’s outstanding common stock that was effected on October 9, 2013.  The par value per share and the authorized

Securities and Exchange Commission

October 11, 2013

number of shares of common stock and preferred stock were not adjusted as a result of the reverse stock split.  All issued and outstanding shares of common stock, options to purchase common stock and related per share amounts have been retroactively adjusted to reflect the reverse stock split.  A proportional adjustment to the conversion ratio for each series of preferred stock was also effected in connection with the reverse stock split.  Accordingly, the preferred stock conversion ratio and resulting number of shares of common stock to be issued upon conversion of the preferred stock into common stock upon the completion of the offering have also been retroactively adjusted.

In addition, please note that the descriptions of shares included and excluded from the disclosures in Annex A have been revised for clarity and consistency.

Finally, attached hereto as Annex B are the Registrant’s proposed revisions to page 2 of the Registration Statement to clarify the conclusion the that Afirma GEC is sufficiently robust to reduce diagnostic surgery on patients with cytology indeterminate results by 90%.  Conforming changes will be made elsewhere in the Registration Statement where applicable.  In addition, the Registrant is supplementally providing to the Staff an explanation of the basis for the Registrant’s conclusion.

Please let us know if you have any questions or need additional information.  You may contact the undersigned at (650) 233-4670 or Stanton D. Wong at (415) 983-1790.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:   Veracyte, Inc.

Bonnie H. Anderson

Shelly D. Guyer

Simpson Thacher & Bartlett LLP

William H. Hinman

Jean Y. Park

Pillsbury Winthrop Shaw Pittman LLP

Stanton D. Wong

Christina F. Pearson